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                            March 19, 2024

       Adeel Rouf
       Chief Executive Officer and President
       Titan Acquisition Corp
       c/o Winston & Strawn LLP
       800 Capitol St., STE 2400
       Houston, TX 77002

                                                        Re: Titan Acquisition
Corp
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 5,
2024
                                                            CIK No. 0002009183

       Dear Adeel Rouf:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 29, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 5, 2024

       Risk Factors
       If our initial business combination involves a company organized under the laws of a state of the
       United States . . . , page 32

   1. We note your response to prior comment 4. In light of your statement that the imposition of the excise tax could
"reduce the amount of cash available to pay redemptions," please clarify whether the
proceeds placed in the trust account and the interest earned thereon will be used to pay for
the excise tax if such a tax were to be imposed on you. In this
 Adeel Rouf
Titan Acquisition Corp
March 19, 2024
Page 2
      regard, we note your disclosure on the cover page that the proceeds placed in the trust account and the interest earned thereon "shall not be used to pay for possible excise tax."
If we are deemed to be an unregistered investment company . . . , page 39

2. We note your revisions made in response to prior comment 5. As requested in the comment, please also add that that if you are required to wind down your operations as a result of being deemed to be an investment company, investors will lose any price appreciation in the combined company.
Notes to Financial Statements
Note 7. Shareholder's Equity
Warrants, page F-14

3. We note your response to prior comment 11. According to your disclosure on page F-
      11,    The Private Placement Warrants will be non-redeemable for cash and exercisable on
      a cashless basis so long as they are held by the Sponsor or its permitted
transferees.    This
      provision may potentially adjust the settlement amount, based on the characteristics of the warrant holder. Accordingly, please tell us how you determined this settlement provision was within the criteria of ASC 815- 40-15-7E and provide us with your analysis.
       Please contact Kellie Kim at 202-551-3129 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameAdeel Rouf
                                                            Division of
Corporation Finance
Comapany NameTitan Acquisition Corp
                                                            Office of Real
Estate & Construction
March 19, 2024 Page 2
cc:       Michael J. Blankenship, Esq.
FirstName LastName